22003656

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SEC FILE NUMBER
8-6811

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCF, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

629 Market Street, Suite 120

(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Thomas Decosimo	423-266-4000	tomdecosimo@dcf-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC

(Name – if individual, state last, first, and middle name)

608 Mabry Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

	#910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. Thomas Decosimo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCF, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: J Thomas Decosimo

Title: CEO

Anita Decosimo

Notary Public My commission expires 7/11/2024

ANITA DECOSIMO STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCF, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2021

DCF, LLC
TABLE OF CONTENTS
December 31, 2021

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCF, LLC (the "Company") (a Tennessee corporation), as of December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as DCF, LLC's auditor since 2014.
Knoxville, Tennessee
February 23, 2022

DCF, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$ 187,038
Accounts receivable	16,525
Computer and office equipment, at cost, less accumulated depreciation of $ 13,569	13,492
Other assets	8,604
Total Assets	$ 225,659

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$ 17,559
Accrued expenses	20,773
Total Liabilities	38,332
Member's Equity	187,327
Total Liabilities and Members' Equity	$ 225,659

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

Revenues from contracts with customers	
Investment Banking Fees - M&A advisory	$ 6,113,694
Registered representative fee	30,462
Total revenue from contracts with customers	6,144,156
Expenses	
Advertising and promotion	6,013
Accounting and auditing fees	26,450
Bank Fees	904
Computer and internet	9,565
Continuing Education	2,800
Consulting	5,959,185
Depreciation expense	2,000
Dues and subscriptions	32,409
FINRA compliance, fees and licenses	17,967
Insurance – Bonding	931
Legal fees	2,276
Miscellaneous	1,252
Office and administrative	9,310
Parking	614
Professional dues	2,963
SIPC assessment	12,101
Spring Conference	3,124
Rent	16,747
Taxes and Licenses	3,061
Telephone	7,287
Travel, meetings and entertainment	20,459
Total Expense	6,137,418
Income from Operations	6,738
Interest Income	87
Net Income	$ 6,825

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2021

	J. Thomas Decosimo	Steven D. Silverman	Robert M. Rough	Total
Members' Equity, January 1, 2021	$177,420	$1,541	$1,541	$180,502
Net Income	4,095	1,365	1,365	6,825
Members' Equity, December 31, 2021	$181,515	$2,906	$2,906	$187,327

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Income	$ 6,825
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,000
Decrease in accounts receivable	61,301
Decrease in other assets	2,045
Increase in accrued expenses	30,532
Net cash flows from operations	102,703
Cash From Investing Activities	
Purchases of Equipment	(10,429)
Decrease in Cash and Cash Equivalents	92,274
Cash and Cash Equivalents at Beginning of Year	94,764
Cash and Cash Equivalents at End of Year	$ 187,038

The accompanying notes are an integral part of these financial statements.

DCF, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC). The Company operates as a Capital Acquisition Broker.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $6,013 for the year ended December 31, 2021.

Property and Equipment Computer equipment and software, based on a three-year life, are stated at cost. Office equipment, based on a five-year life, is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $2,000 for the year ended December 31, 2021.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2018, 2019, and 2020 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2021, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

DCF, LLC
NOTES TO FINANCIAL
STATEMENTS December 31, 2021

Receivables Receivables consist of receivable balances from affiliates and a sell-side client. All account balances as of December 31, 2021 are considered collectible.

Concentration of Risk The Company received substantially all of its revenue during 2021 from just over twenty clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

Uninsured Cash Balances The Company as of December 31, 2021 had no cash deposits that exceeded the $250,000 FDIC insured amount. The Company does occasionally have cash balances that exceed $250,000 and is aware of this exposure and is comfortable in the financial position of the bank in which the funds are deposited.

Revenue Recognition The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) identify the contract; 2) identify the performance obligations of the contract; 3) determine the transaction price of the contract; 4) allocate the transaction price to the performance obligations; and, 5) recognize revenue.

The Company generates revenue from M&A Advisory Fees that results in retainers and success fee revenue, unregistered securities offerings, registered representative fees, and business valuation services. Each client is identified by contracts. Revenue is recognized in the following manners for the revenue generated by the Company.

M&A Advisory Fees The Company typically enters into contracts with clients calling for nonrefundable retainer fees to be paid at the beginning of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition services is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized retainer fees at a point in time, and success fees are only recognized if a transaction is finalized.

Unregistered Securities Offerings The Company typically enters into contracts with clients calling for nonrefundable retainer fees to be paid at the beginning of the arrangement, and a variable consideration if a success fee is to be paid out once the private placement of securities is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized retainer fees at a point in time, and success fees are only recognized if a transaction is finalized.

Registered Representative Fees Registered representative fees are billed at the beginning of each calendar quarter according to contracts signed with each representative. The fee is earned over the quarter the fee is billed.

Business Valuation Services Valuations are prepared according to executed engagement letters. A retainer is collected with the execution of the agreement which represents approximately 25% of the agreed upon fee. Monthly invoices are prepared representing the extent to which the valuation is complete. Any remaining balance of the fee is billed at the delivery of the valuation report.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Risk and Uncertainty On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. Our existing contingency and disaster preparedness plans give management the tools necessary to guide the Company through such circumstances. We have evaluated the short-term and long-term impacts of this pandemic on the Company, the outcome of which is not predictable with assurance, and it is possible that the Company could be affected negatively by these circumstances. Although the ultimate financial impact of this pandemic cannot be ascertained, through a thorough evaluation of cash, revenue sources, and our overhead projections, management believes that any resulting financial impact did not materially affect the financial position of the Company as of December 31, 2021.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security ("CARES") Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, and increased limitations on qualified charitable contributions.

Note 3. Date of Management Review

For the year ended December 31, 2021, the Company has evaluated subsequent events for potential recognition and disclosure through February 28, 2022, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2021

See report of independent registered public accounting firm.

DCF, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

Net Capital	$ 187,327
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	16,525
Net Fixed Assets	13,493
Other Assets	8,604
Net Capital	$ 148,705
Aggregate Indebtedness	$ 8,332
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 2,555
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 143,705
Net capital less 120% of minimum dollar net capital requirement	$142,705
Percentage of aggregate indebtedness to net capital	25.78%
Percentage of debt to equity	0.00 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2021.

See report of independent registered public accounting firm.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have reviewed management's statements, included in the accompanying Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) DCF, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3: per (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 23, 2022

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members
of DCF, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of DCF, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

February 23, 2022

DCF, LLC

Statement of 15c3-3 Exemption Compliance

DCF, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisitions; (2) private placements; (3) fairness opinions; and (4) other advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thomas Decosimo

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONALCOMBINED UNIFORM SINGLE REPORT
PART II A

DCF, LLC

For the period from 01-01-21 to 12-31-21

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	0
A. Increases		0
8 . Decreases		0
4. Balance, end of period (From item 3520)	$	0